February 27, 2014

Via EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Memorial Production Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 5, 2013

File No. 1-35364

Ladies and Gentlemen:

Set forth below is the response of Memorial Production Partners LP, a Delaware limited partnership (the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2014 with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2012 initially filed with the Commission on March 5, 2013, File No. 1-35364. The response is prefaced by the exact text of the Staff’s comment in bold text.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

1.	We have considered your response to comment 3 in our letter dated January 22, 2014. In addition to your proposed presentation, please amend your filing to add disclosure, where appropriate, that would include a supplemental earnings per unit to reflect what earnings per unit would have been if it had been restated to include all the earnings of the entities it now owns for all periods presented.

Securities and Exchange Commission

Division of Corporation Finance

February 27, 2014

Response: The Partnership acknowledges the Staff’s comment and beginning with its Form 10-K for the fiscal year ended December 31, 2013, which will be filed in early March 2014, the Partnership will include a supplemental earnings per unit metric to reflect what earnings per unit would have been if it had included all the earnings generated by the Partnership’s previous owners and predecessor for all periods presented. Our proposed disclosure is as follows:

“Note 10. Earnings per Unit

The following sets forth the calculation of earnings (loss) per unit, or EPU, for the periods indicated (in thousands, except per unit amounts):

	For the Year Ended December 31,
	2013	2012	2011
Net income attributable to Memorial Production Partners LP	$	$46,414	$148,936
Less: Previous owners interest in net income (loss)		46,293	66,604
Less: Predecessor interest in net income (loss)		—	75,740
Less: General partners’ 0.1% interest in net income (loss)		—	7
Less: IDRs attributable to corresponding period		—	—

Net income (loss) available to limited partners	$	$121	$6,585

Weighted average limited partner units outstanding:
Common units		17,519	16,395
Subordinated units		5,361	5,361

Total		22,880	21,756

Basic and diluted EPU	$	$0.01	$0.30

The following sets forth the calculation of our supplemental EPU, for the periods indicated (in thousands, except per unit amounts):

	For the Year Ended December 31,
	2013	2012	2011
Net income attributable to Memorial Production Partners LP	$	$46,414	$148,936
Less: General partners’ 0.1% interest in net income (loss)		46	149
Less: IDRs attributable to corresponding period		—	—

Net income (loss) available to limited partners	$	$46,368	$148,787

Weighted average limited partner units outstanding:
Common units		17,519	16,395
Subordinated units		5,361	5,361

Total		22,880	21,756

Supplemental basic and diluted EPU	$	$2.03	$6.83

Our supplemental basic and diluted EPU includes all the earnings generated by the Partnership’s previous owners and predecessor for all periods presented due to common control considerations. As discussed under Note 1, transactions between entities under common control are accounted for retrospectively.”

The Partnership also plans to disclose historical and supplemental basic and diluted EPU under Item 6. Selected Financial Data with a cross reference back to Note 10.

Securities and Exchange Commission

Division of Corporation Finance

February 27, 2014

The Partnership acknowledges that (i) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 713-588-8340.

Sincerely,

/s/ Andrew J. Cozby
Andrew J. Cozby

Cc:	Securities and Exchange Commission

Svitlana Sweat

Jennifer O’Brien

Angie Kim

Memorial Production Partners LP

Kyle N. Roane

Patrick Nguyen

Akin Gump Strauss Hauer & Feld LLP

John Goodgame

Alex Reuss